UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ECHOSTAR COMMUNICATIONS CORPORATION
(Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
278762109
(CUSIP Number)
David K. Moskowitz
Executive Vice President, General Counsel and Corporate Secretary
EchoStar Communications Corporation
9601 S. Meridian Blvd.
Englewood, Colorado 80112
(303) 723-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 9, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.	278762109

1	NAMES OF REPORTING PERSONS: David K. Moskowitz

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		40,201,784 VOTING SHARES (1) 619,304 SIXTY DAY SHARES (2)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		40,201,784 VOTING SHARES (1) 619,304 SIXTY DAY SHARES (2)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

40,821,088

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 16.5% (3)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	“Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Communications Corporation (“EchoStar”) of which Mr. Moskowitz is the beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 510,050 shares of Class A Common Stock owned beneficially directly by Mr. Moskowitz; (ii) 17,604 shares of Class A Common Stock owned beneficially indirectly by Mr. Moskowitz in EchoStar’s 401(k) Employee Savings Plan; (iii) 1,875 shares of Class A Common Stock owned beneficially indirectly by Mr. Moskowitz in EchoStar’s Employee Stock Purchase Plan; (iv) 1,328 shares of Class A Common Stock owned beneficially by Mr. Moskowitz as custodian for his minor children; (v) 8,184 shares of Class A Common Stock owned beneficially as trustee for Mr. Charles W. Ergen’s children; (vi) 32,984 shares of Class A Common Stock owned beneficially by a charitable foundation for which Mr. Moskowitz is a member of the Board of Directors; and (vii) 39,629,759 shares of Class B Common Stock owned beneficially by Mr. Moskowitz solely by virtue of his position as a trustee (with sole voting and dispositive power) of: 1) the Ergen Five-Year GRAT dated November 9, 2005; 2) the Ergen Four-Year GRAT dated November 9, 2005; 3) the Ergen Three-Year GRAT dated November 9, 2005; and 4) the Ergen Two-Year GRAT dated November 9, 2005.

(2)	“Sixty Day Shares” are shares of Class A Common Stock deemed to be beneficially owned under Rule 13d- 3(d)(1) because Mr. Moskowitz has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by the Mr. Moskowitz, these shares will become Voting Shares.

(3)	Based on 206,559,116 shares of Class A Common Stock outstanding on October 31, 2006 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 9.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 15.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No.	278762109

1	NAMES OF REPORTING PERSONS: Ergen Two-Year GRAT dated November 9, 2005

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		8,137,739 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,137,739 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,137,739 Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 3.8% ( (2)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	All of the shares beneficially held by the Ergen Two-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 206,559,116 shares of Class A Common Stock outstanding on October 31, 2006 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 1.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 3.1% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No.	278762109

1	NAMES OF REPORTING PERSONS: Ergen Three-Year GRAT dated November 9, 2005

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		9,789,734 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,789,734 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,789,734 Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 4.5% (2)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	All of the shares beneficially held by the Ergen Three-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 206,559,116 shares of Class A Common Stock outstanding on October 31, 2006 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.2%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 3.8% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No.	278762109

1	NAMES OF REPORTING PERSONS: Ergen Four-Year GRAT dated November 9, 2005

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		10,608,432 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		10,608,432 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10,608,432 Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 4.9% (2)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	All of the shares beneficially held by the Ergen Four-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 206,559,116 shares of Class A Common Stock outstanding on October 31, 2006 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.4%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 4.1% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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CUSIP No.	278762109

1	NAMES OF REPORTING PERSONS: Ergen Five-Year GRAT dated November 9, 2005

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	7	SOLE VOTING POWER:

NUMBER OF		11,093,854 Shares (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,093,854 Shares (1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,093,854 Shares (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 5.1% (2)%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	All of the shares beneficially held by the Ergen Two-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 206,559,116 shares of Class A Common Stock outstanding on October 31, 2006 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.5%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person may be deemed to own beneficially equity securities of the Company representing approximately 4.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

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ITEM 4. Purpose of Transaction.
Item 4 is amended and restated in its entirety as follows:
The Reporting Persons own shares beneficially held by them for general investment purposes.
As described in Item 3 in the Schedule 13D dated November 21, 2005, Mr. Ergen gifted 12,500,000 shares of Class B Common Stock to each of the GRATs on November 9, 2005. Mr. Ergen established the GRATs for estate planning purposes. Under the trust agreements establishing each of the GRATs, Mr. Moskowitz, as trustee of each of the GRATs, has sole voting and investment power over the shares of Class B Common Stock held by the GRATs. During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs, assuming that the particular GRAT has not yet expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the stock on the distribution date and therefore cannot be calculated until the date of distribution. On November 9, 2006, GRAT #1 distributed 4,362,261 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 9, 2006, GRAT #2 distributed 2,710,266 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 9, 2006, GRAT #3 distributed 1,891,568 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 9, 2006, GRAT #4 distributed 1,406,141 shares of Class B Common Stock to Mr. Ergen as an annuity payment. Members of Mr. Ergen’s family are the beneficiaries of the GRATs. GRAT #1 will expire on November 9, 2007. GRAT #2 will expire on November 9, 2008. GRAT #3 will expire on November 9, 2009. GRAT #4 will expire on November 9, 2010.
As Executive Vice President, General Counsel and Corporate Secretary of EchoStar, Mr. Moskowitz regularly explores potential actions and transactions that may be advantageous to EchoStar, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, board of directors, management, dividend policy, governing instruments, capitalization, securities or regulatory or reporting obligations of EchoStar.
Except as noted in public filings by EchoStar, Mr. Moskowitz is not aware of any plans or proposals which it may have which relate to or would result in:
     (a) the acquisition by any person of additional securities of EchoStar, or the disposition of securities of EchoStar;
     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of securities of EchoStar or any of its subsidiaries;
     (c) a sale or transfer of a material amount of assets of EchoStar or any of its subsidiaries;
     (d) any change in the present board of directors or management of EchoStar, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

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     (e) any material change in the present capitalization or dividend policy of EchoStar;
     (f) any material change in EchoStar’s business or corporate structure;
     (g) changes in EchoStar’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of EchoStar by any person;
     (h) causing a class of securities of EchoStar to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) a class of equity securities of EchoStar becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
     (j) any action similar to any of the foregoing.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:
     (a) and (b). This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 9, 2006. The Reporting Persons named in this Schedule 13D directly or indirectly collectively owned, as of such date, 572,025 outstanding shares of Class A Common Stock and 39,629,759 outstanding shares of Class B Common Stock of EchoStar. As of November 9, 2006, there are 619,304 options exercisable by members of the affiliated group within 60 days. There is no formal agreement to vote or dispose of the shares of EchoStar in a particular manner. The dispositive and voting power of the shares held by each of the GRATs and Mr. Moskowitz is made independent of each other, except to the extent that Mr. Moskowitz is a trustee of each of the GRATs and in that respect is able to control the disposition and voting of the shares of Class B Common Stock owned by each such GRAT.
     (c) The Reporting Persons have not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days (on or prior to November 9, 2006) other than as described herein and Mr. Moskowitz’s purchase of less than 146 shares of Class A Common Stock on September 30, 2006, through the EchoStar Employee Stock Purchase Plan.
     (d) Not applicable.
     (e) Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID K. MOSKOWITZ

Dated: November 13, 2006	/s/ David K. Moskowitz

David K. Moskowitz

GRAT #1

Dated: November 13, 2006	/s/ David K. Moskowitz

David K. Moskowitz, Trustee

GRAT #2

Dated: November 13, 2006	/s/ David K. Moskowitz

David K. Moskowitz, Trustee

GRAT #3

Dated: November 13, 2006	/s/ David K. Moskowitz

David K. Moskowitz, Trustee

GRAT #4

Dated: November 13, 2006	/s/ David K. Moskowitz

David K. Moskowitz, Trustee
Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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